IO Biotech, Inc.

Ole Maaløes Vej 3

DK-2200 Copenhagen N

Denmark

August 9, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Vanessa Robertson, Kevin Vaughn

Re: IO Biotech, Inc.

Form 10-K for the fiscal year ended December 31, 2023

Filed March 5, 2024

File No. 001-41008

Dear Ms. Robertson and Mr. Vaughn:

This letter sets forth the response of IO Biotech, Inc., a Delaware corporation (the “Company”), to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission in a letter dated July 30, 2024 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2023. For the Staff’s convenience, we have incorporated your comment into this response letter in italics.

Form 10-K for the Fiscal year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expense, page 130

1.

We note your disclosure on page 128 that you generally have not tracked your research and development expenses on a program-by-program basis and that substantially all of your direct research and development expenses in the years ended December 31, 2023 and 2022 were on IO102-IO103 and consisted primarily of external costs. For the amounts you do track by product candidate and/or indication, please provide revised disclosure to be included in future filings to break out research and development expenses by product candidate and by indication. In addition, please disaggregate the first line item in your table on page 130 between preclinical and clinical. If you cannot disaggregate these amounts, please disclose that fact and explain why not.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not track research and development expenses by product candidate or indication, but the Company does track expenses associated with clinical trial-related activities separately from expenses associated with preclinical studies and activities. The Company has one clinical stage product candidate, IO102-IO103. This product candidate is used in all the Company’s current clinical trials and targets multiple oncology indications.

Accordingly, to address the Staff’s comment, the Company has prepared the proposed disclosure below as well as the pro forma tables attached hereto as Appendix A to show the expenses associated with clinical trial related activities separately from preclinical studies and activities. The Company plans to include the proposed format in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of its periodic reports on a go-forward basis, beginning with the Form 10-Q that the Company will file for the fiscal period ended September 30, 2024:

We use our personnel and infrastructure resources across multiple research and development programs directed toward identifying and developing product candidates. We have not tracked our research and development expenses on a program-by-program basis, as our only program in clinical trials, IO102-IO103, is used in each of our three ongoing clinical trials across all target oncology indications that we are researching. Substantially all of our direct research and development expenses in the years ended December 31, 2023 and 2022 and in the three- and nine-months ended September 30, 2024 were on IO102-IO103 and consisted primarily of external costs, such as consultants, third-party contract organizations that conduct research and development activities on our behalf, costs related to production of preclinical and clinical materials, including fees paid to contract manufacturers, and laboratory and vendor expenses related to the execution of our ongoing and planned preclinical studies and clinical trials.

Please do not hesitate to contact the undersigned with any questions or comments regarding this letter.

Sincerely,

/s/ Amy Sullivan

Amy Sullivan

Chief Financial Officer

IO Biotech, Inc.

CC:	Mai-Britt Zocca, IO Biotech, Inc.

Devin Smith, IO Biotech, Inc.

Brian Burkavage, IO Biotech, Inc.

Frank Rahmani, Sidley Austin LLP

Istvan Hajdu, Sidley Austin LLP

Appendix A:

Research and Development Expenses

Research and development expenses comprised:

	For the Three Months Ended September 30,		Change
	2024	2023	Amount	Percent

(in thousands)
Preclinical studies and activities	$
Clinical trial-related activities
Chemistry, manufacturing and control
Personnel
Consultants and other costs

Total research and development expenses	$

	For the Nine Months Ended September 30,		Change
	2024	2023	Amount	Percent

(in thousands)
Preclinical studies and activities	$
Clinical trial-related activities
Chemistry, manufacturing and control
Personnel
Consultants and other costs

Total research and development expenses	$